UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period June 25, 2002 File No. 0-30720

RADIUS EXPLORATIONS LTD.
(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, CANADA
(Address of principal executive offices)

1. News Releases:
   (a) 2002-03 dated April 2, 2002.
   (b) 2002-04 dated May 8, 2002.
   (c) 2002-05 dated June 6, 2002.
2. BC Form 51-901F, Quarterly Report, containing the unaudited financial statements for the three months ended March 31, 2002.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 40-F _____ FORM 20-F xxx

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES_____ NO xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

RADIUS EXPLORATIONS LTD.
(Registrant)

June 25, 2002
Date

By: /s/ Simon Ridgway, President & Director

RADIUS EXPLORATIONS LTD.

830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada
Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

News Release 2002-03 April 2, 2002

NEW GOLD ZONES IN GUATEMALA

The Company is pleased to announce a summary of activities and results from an ongoing exploration program in eastern Guatemala where work to date has located a large epithermal gold +/- silver system - the Holly Project. This project is spatially associated with several recently defined areas that are strongly anomalous in gold, silver, antimony, arsenic and mercury.

In 2001 Radius negotiated a Joint Venture with Gold Fields of South Africa on the Motagua Gold Belt in central Guatemala and Gold Fields is now operator of that project (see News Release dated Jan 16, 2002). This move enabled Radius to focus attention on its commanding land position in eastern Guatemala (2,690 sq km). Since last December, over 2000 rock, soil and stream sediment samples have been collected on the 100% - owned concessions.

Holly Project

The Holly Project is 3 hours from Guatemala City and is easily accessed by paved roads. Gold mineralization straddles the east-west trending Jocotan Fault that forms part of the collision boundary between the Caribbean and North American Plates. A north-south trending graben structure intersects the Jocotan Fault in the area of the prospect. Low sulfidation, epithermal style gold/silver mineralization occurs as vein swarms and breccias.

Two styles of gold mineralization have been noted on the property. The first has bulk tonnage potential and is well exposed in a road cut where recent sampling returned values of 1.3 g/t Au over 55 metres.

The second and more abundant style of mineralization is bonanza-type vein swarms with wallrock silicification. The vein swarms occur in 25 to 100 metre wide intervals and at least 5 swarms are known to exist. Chip sampling of individual veins within the swarms has returned values of **132.1 g/t Au** over 0.75 m and **24.7 g/t Au** over 0.7 m. These samples returned silver values of **7,500 g/t** and **950 g/t** respectfully.

To date, detailed rock and soil sampling have defined the gold-bearing system over an area of 1500 m by 1000 m and over a vertical range of 450 m. The system is open to expansion in all directions as anomalous rocks samples requiring follow up have being located over an area of 9 km by 3 km.

The Company will continue to develop this target over the next few months through systematic geological mapping, rock and soil sampling and trenching to define drill targets on the property.

Regional Work

During the last three months Radius has maintained a six man prospecting crew in southeastern Guatemala and has successfully located a number of new epithermal gold +/- silver occurrences. These zones are located in a belt of highly prospective Cretaceous carbonates overlain by Tertiary volcanic rocks that cover an area 75 km by 50 km. All of the gold zones discovered to date are spatially associated with rhyolite domes and regional scale structures.

Our corporate strategy will be to continue to locate new zones utilizing our highly skilled and efficient prospecting team. Follow up detailed study work will then be used to define drill targets. The Company maintains a healthy treasury with + $2.0 million available to fund ongoing exploration.

For further information including corporate information, please call toll free 1-888-627-9378 or visit our web site @ **www.radiusgold.com**

ON BEHALF OF THE BOARD

Symbol: RDU-CDNX
Shares Issued: 17.9 million

"signed"

Robert S. Wasylyshyn, P. Geo, Vice President Exploration

The Canadian Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

RADIUS EXPLORATIONS LTD.

830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada
Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

News Release 2002-04 May 8, 2002

GOLD FIELDS COMMENCES DRILL PROGRAM IN GUATEMALA

Gold Fields has informed the Company that drilling has commenced on the Tierra Blanca property in central Guatemala. This property is within the Radius-Gold Fields Joint Venture encompassing what has been referred to by the Company as the Motagua Gold Belt (see news release dated Jan. 16, 2002). Gold Fields is the operator of the project and has budgeted expenditures of + Cdn $2.0 million for this calendar year.

Since December of 2001 an ongoing exploration program has advanced a number of prospective areas within the belt to the drill ready stage and several will be drill tested within the coming months, including Tierra Blanca, Laguna North, Laguna South, JNL, TBS and Escondida.

In Eastern Guatemala the Company is aggressively evaluating its large land holdings and a number of epithermal gold prospects have been identified. Regional work and project development is ongoing.

For further information including corporate information, please call toll free 1-888-627-9378 or visit our web site @ www.radiusgold.com.

ON BEHALF OF THE BOARD

Symbol: RDU-TSX
Shares Issued: 17.9 million

"signed"

Simon Ridgway, President

Several zones have been identified on the property, to date five have received detailed attention through trenching and sampling and the significant results are tabled below.

Trench Highlights

Zone	Host Rock	Au g/t	Ag g/t	Width m
Holly Ridge South	Volcanics	25.4	176	3.8
and		34.0	332	3.0
Holly Ridge North	Volcanics	5.5	47	8.0
including		20.3	163	1.3
Trail Zone	Sedimentary	5.3	60	18.0
including		9.2	95	9.0
Trench Ridge	Volcanics	25.5	122	6.0
Construction Road	Volcanics	1.69	5.1	40.0

A first round diamond drill program designed to test the vein arrays at depths 100 to 200 m below the surface is recommended. This program will also test the replacement style disseminated gold mineralization hosted by calcareous mudstones and the bulk tonnage gold target in the volcanic rocks at the Construction Road Zone. It is anticipated that a drill program will commence in the next 30 to 60 days.

Bandera Project (Agua Zarca)

The Bandera Prospect is located in eastern Guatemala 11 km SE of the Holly Prospect. The hydrothermal alteration that hosts the gold mineralized system was located early this year by prospecting and rock chip sampling and has been traced over a minimum area of 4 sq km. The mineralized area is open to expansion and efforts are currently focused on pushing the limits outwards.

The area is host to a complex of overlapping rhyolite domes formed at the rim of a basin that covers some 64 square kilometres. Gold mineralization within the basin is associated with hydrothermal brecciation and pervasive silicification of the host rocks. The extent of the gold mineralized system within the basin has not been defined and, to this end, a detailed mapping and sampling program is underway.

Rock chip sampling within the altered units has returned gold grades up to 2.5 g/t and a 2.5 km-long soil line has generated anomalous values for the entire length. The Company has recently completed a stream geochemical program over the prospective area and is awaiting results.

RADIUS EXPLORATIONS LTD.

830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada
Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

News Release 2002-05 June 06, 2002

EASTERN GUATEMALA PROGRESS UPDATE

Radius Explorations Ltd. is pleased to release the following updated information pertaining to its portfolio of 100% owned gold properties in eastern Guatemala. During the last year the Company has acquired a large land position exceeding 4,000 sq km through staking. This belt covers targets that exhibit the potential to host both large sedimentary-hosted gold mineralization and volcanic-hosted, low-sulphidation epithermal gold vein and stockwork systems. Radius has located three significant gold occurrences by prospecting within this land package and the reconnaissance work is ongoing. These prospects fall outside of the Gold Fields Joint Venture where a multi-target drill campaign is ongoing (see News Releases dated Jan 16 and May 08, 2002).

The Company now has an interest in four gold projects in Guatemala. Two of these are subject to joint venture agreements with Gold Fields and Pillar Resources (see Pillar News Release dated May 28, 2002). Another, the Holly Project has been advanced to the drill-ready stage. Several parties are interested in participation in the Holly Project and joint venture negotiations are underway. The Bandera Prospect (Agua Zarca) is in the target definition stage.

Regional work continues and further gold prospects are expected to emerge from this previously under-explored epithermal gold district.

Holly Gold Prospect

The Holly Prospect was initially reported in a news release dated April 2, 2002, when several high-grade gold veins were discovered. During the last two months the Company has aggressively explored the prospect with an integrated program including geological mapping and the collection of 1,500 soil, rock and stream sediment samples. The mineralized footprint now measures over one sq km. The zone trends NW-SE and can be followed in outcrop for 1.2 km before disappearing below post-mineral cover of unconsolidated red-bed gravels.

Mineralization is related to an altered rhyolite dome and both bonanza gold veins with significant silver credits and broad bulk styles of gold mineralization are noted. Calcareous mudstones have returned chip samples grading 8.9 g/t Au over 10 meters with high grade float of this same rock type returning values of 190 g/t Au.

Marimba Property

The Marimba property, which was recently optioned to Pillar Resources, contains several gold zones principally hosted by thin to thick-bedded calcareous sedimentary rocks. These gold zones are related to a series of epithermal systems evidenced by strong clay alteration and silicification spatially associated with active and paleo hot springs. Pillar can earn a 60% interest through property expenditures of $2.5 million over a three-year earn-in period. Work on the property will commence shortly.

Warrant Extension

Radius Explorations announces that, subject to acceptance by the TSX Venture Exchange, it will extend by one year the expiry date of a total of 3,432,262 outstanding private placement warrants which are exercisable at a price of $1.25 per share. The warrants will now be exercisable until June 7, June 14 and July 16, 2003, respectively.

For further information including corporate information, please call toll free 1-888-627-9378 or visit our web site @ **www.radiusgold.com**

ON BEHALF OF THE BOARD

Symbol: RDU-TSX
Shares Issued: 17.9 million

"signed"

Simon T. Ridgway, President

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
RADIUS EXPLORATIONS LTD.	**March 31, 2002**	**02 05 30**

ISSUER ADDRESS

830 – 355 Burrard Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL. NO.
Vancouver	**B.C.**	**V6C 2G8**	**604-662-8829**	**604-801-5432**

CONTACT NAME	CONTACT POSITION	CONTACT TEL. NO.
Simon T. Ridgway	**President**	**604-801-5432**

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@radiusgold.com	**www.radiusgold.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein have been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"signed"	**Simon T. Ridgway**	02 05 30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"signed"	**Robert S. Wasylyshyn**	02 05 30

RADIUS EXPLORATIONS LTD.
830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada
Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

MARCH 31, 2002 QUARTERLY REPORT

SCHEDULE A – FINANCIAL STATEMENTS

See attached unaudited financial statements for the three month period ended March 31, 2002.

SCHEDULE B – SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs: See Schedule A, Financial Statements.

2. Related Party Transactions: See Schedule A, Financial Statements, Note 5.

3. Summary of Securities Issued and Options Granted During the Period (Year-to-Date):

(a) Securities Issued

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Com. Paid
Nil							

(b) Options Granted

Date of Grant	Optionee	No. of Shares	Exercise Price	Expiry Date
Nil				

4. Summary of Securities as at the End of the Reporting Period

(a) Authorized share capital: 100,000,000 common shares without par value.

(b) Shares issued and outstanding: 17,911,096 common shares, with a recorded value of $10,700,379

(c) Options, warrants and convertible securities outstanding:

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date	Recorded Value
Warrants	627,500	$1.25	Jun. 07, 02	N/A
Warrants	900,000	$1.25	Jun. 14, 02	N/A
Warrants	1,904,762	$1.25	Jul. 16, 02	N/A
Warrants	1,373,334	$0.74	Feb. 28, 03	N/A
Stock options	500,000	$1.25	Jun. 14, 03	N/A
Stock options	272,000	$0.65	Oct. 31, 04	N/A
Stock options	40,000	$0.65	Dec. 12, 04	N/A
Stock options	339,000	$0.60	Nov. 15, 05	N/A
Stock options	54,000	$0.68	Jan. 11, 06	N/A
Stock options	125,000	$0.85	Jan. 24, 06	N/A
Stock options	20,000	$0.94	Jun. 14, 06	N/A
Stock options	220,000	$1.00	Jul. 10, 06	N/A

(d) Shares held subject to escrow agreement: 750,000.
Shares held subject to pooling agreement: Nil.

5. Directors and Officers as at the Date this Report is Signed and Filed:

Name	Position
Simon T. Ridgway	Director & President
Robert S. Wasylyshyn	Director & Vice-President, Exploration
Harmen J. Keyser	Director
Mario Szotlender	Director
David Farrell	Director
Craig Bow	Director
Tim R. Osler	Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS (for the three month period ended March 31, 2002)

Radius Explorations Ltd. is in the business of acquiring, exploring and developing mineral properties.

During the first quarter of 2002, exploration work continued under the Radius-Gold Fields Joint Venture encompassing what has been referred to by the Company as the Motagua Gold Belt. Gold Fields is the operator of the project and has budgeted expenditures in excess of CAD$2.0 million for this calendar year. In early May, 2002, Gold Fields informed the Company that drilling has commenced on the Tierra Blanca property in central Guatemala.

Since December of 2001 Gold Fields' exploration program has advanced a number of prospective areas within the belt to the drill ready stage and several will be drill tested within the coming months, including Tierra Blanca, Laguna North, Laguna South, JNL, TBS and Escondida.

In Eastern Guatemala, the Company is aggressively evaluating its large, 100% owned landholdings. Since last December, over 2,000 rock, soil and stream sediment samples have been collected, and a number of epithermal gold prospects have been identified. Regional work and project development is ongoing.

Also in May, 2002, the Company granted, subject to acceptance by the TSX Venture Exchange, an option to Pillar Resources Inc. (TSX-PRI) to earn a 60% interest in certain exploration concessions located in Guatemala known as the Marimba Project.

To exercise the option, Pillar must pay to the Company US$30,000 upon regulatory acceptance of the transaction, and incur a total of CAD$2.5 million in exploration expenditures on the Project over three years. Once Pillar has acquired the 60% interest, Radius has the right to require Pillar to purchase the remaining 40% of the Project held by Radius's subsidiary in consideration for a 40% equity interest in Pillar (assuming Pillar has no material assets at that time other than the 60% interest in Marimba). Pillar has also agreed to honour a right of first refusal held by Gold Fields Exploration B.V. pursuant to a prior agreement between the Company and Gold Fields, which requires that if Pillar proposes to transfer any of its interest in the Marimba Project to a third party, it must first offer to transfer such interest to Gold Fields.

The Marimba Project is strategically located in a highly mineralized belt which includes several active exploration projects, advanced precious metal properties, and operating gold mines. Radius has made several new discoveries in this region of Guatemala and will afford Pillar with immediate geological understanding and logistical capabilities allowing for rapid advancement of the Project.

Pillar has developed a work program which includes detailed soil grids, soil and rock geochemistry and geophysics. Exploration will be directed toward the definition of the know mineralized zones as well as a concurrent evaluation of additional geological, geochemical, and geophysical targets. Once all targets have been prioritized the system will be tested by drilling.

No financings were completed by the Company during the first quarter of 2002. As at March 31, 2002, the Company had working capital of approximately $2.16 million. On May 22, 2002, the Company sent out notice of its annual general meeting to be held on June 26, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS,

"signed"

Simon Ridgway, President

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

INTERIM CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	March 31, 2002	December 31, 2001
ASSETS		
CURRENT		
Cash and short-term deposits	$ 2,178,690	$ 2,620,116
Accounts receivable	36,989	62,384
Due from related parties	51,628	153,608
Prepaid expenses and deposits	39,292	71,757
	2,306,599	2,907,865
CAPITAL ASSETS	60,811	66,006
ADVANCES FOR EXPLORATION COSTS	165,573	43,792
DEFERRED EXPLORATION COSTS	5,392,734	5,087,394
	$ 7,925,717	$ 8,105,057
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 144,653	$ 207,563
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	10,700,379	10,700,879
DEFICIT	(2,919,315)	(2,803,385)
	7,781,064	7,897,494
	$ 7,925,717	$ 8,105,057

APPROVED BY THE DIRECTORS:

"signed", Director
Simon T. Ridgway

"signed", Director
Robert S. Wasylyshyn

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,	
	2002	2001
DEFICIT - BEGINNING OF PERIOD	$ 2,803,385	$ 1,697,645
Net loss for the period	115,930	114,988
DEFICIT - END OF PERIOD	$ 2,919,315	$ 1,812,633

RADIUS EXPLORATIONS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,	
	2002	2001
REVENUE		
Consulting income	$ 14,586	$ -
Interest income	1,125	2,459
	15,711	2,459
EXPENSES		
Amortization	5,195	160
Bank charges and interest	473	316
Consulting	15,000	-
Foreign currency exchange	7,093	596
Legal	94	2,571
Management fees	7,500	7,500
Office and miscellaneous	8,465	5,405
Public relations	7,852	5,701
Regulatory and stock exchange fees	496	1,660
Rent and utilities	9,850	13,467
Repair and maintenance	5,061	4,120
Salaries and wages	57,692	59,560
Telephone and fax	3,887	3,808
Transfer agent fees	888	1,302
Travel and accommodation	2,095	3,480
	131,641	109,646
LOSS BEFORE OTHER ITEM	115,930	107,187
Other item		
Deferred exploration costs written-off	-	7,801
NET LOSS FOR THE PERIOD	$ 115,930	$ 114,988
LOSS PER SHARE	$ 0.01	$ 0.01

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,	
	2002	2001
OPERATING ACTIVITIES		
Net loss for the period	$ (115,930)	$ (114,988)
Items not involving cash		
Amortization	5,195	160
Write-off of mineral property	-	7,801
	(110,735)	(107,027)
Changes in non-cash working capital items	(5,050)	(139,812)
	(115,785)	(246,839)
FINANCING ACTIVITIES		
Proceeds on issuance of common shares	-	872,000
Issue costs of common shares	(500)	(2,667)
	(500)	869,333
INVESTING ACTIVITIES		
Advances for exploration costs	(121,781)	(123,811)
Due from related parties	101,980	4,538
Expenditures on deferred exploration costs	(305,340)	(700,298)
Purchase of capital assets	-	(1,144)
	(325,141)	(820,715)
DECREASE IN CASH	(441,426)	(198,221)
Cash - beginning of period	2,620,116	546,580
CASH - END OF PERIOD	$ 2,178,690	$ 348,359

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

		Guatemala		Three Month Period Ended Mar. 31,	Year Ended Dec. 31,
	JV Projects	Holly	Other	2002	2001
BALANCE - BEGINNING OF PERIOD	$ 4,941,611	$ 25,558	$ 120,225	$ 5,087,394	$ 2,003,046
ACQUISITION COSTS					
Shares	-	-	-	-	100,000
Cash	-	-	-	-	491,052
	-	-	-	-	591,052
EXPENDITURES DURING THE PERIOD					
Automobile	-	-	3,436	3,436	94,829
Camp, food and supplies	-	-	9,735	9,735	79,723
Drafting, maps and printing	-	14,112	2,866	16,978	142,828
Drilling	-	-	-	-	330,313
Equipment	-	-	935	935	8,104
Equipment rental	-	-	-	-	84,031
Exploration administration	-	63	1,989	2,052	19,132
Geochemistry	-	23,110	11,652	34,762	202,039
Geological consulting	5,625	83,172	38,332	127,129	839,760
Legal and accounting	-	3,933	17,116	21,049	93,231
Licenses, rights and taxes	-	-	17,777	17,777	76,781
Materials	-	-	1,024	1,024	29,782
Medical expenses	194	6,675	3,854	10,723	42,638
Property payments	-	-	-	-	41,544
Rent and utilities	-	-	9,757	9,757	60,780
Repair and maintenance	-	-	1,276	1,276	9,595
Salaries and wages	-	11,419	6,380	17,799	163,003
Shipping	81	-	241	322	2,528
Telephone and communications	-	191	5,407	5,598	39,947
Travel and accommodation	-	12,224	12,764	24,988	188,073
	5,900	154,899	144,541	305,340	2,548,661
EXPENDITURES WRITTEN-OFF	-	-	-	-	55,365
BALANCE - END OF PERIOD	$ 4,947,511	$ 180,457	$ 264,766	$ 5,392,734	$ 5,087,394

1. **Basis of Presentation**

The consolidated financial statements contained herein include the accounts of Radius Explorations Ltd. and its wholly-owned subsidiaries located in Guatemala and Mexico.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustment necessary in order to present a fair statement of the results of the interim periods presented.

2. **Nature of Operations**

The Company was incorporated on September 09, 1997 and is or has been engaged in acquisition and exploration of mineral properties in Canada, Guatemala and Mexico. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values. The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

3. **Loss Per Share**

The basic loss per share is based on the weighted average number of shares outstanding. The fully diluted loss per share is not presented as it would be anti-dilutive.

4. **Due From Related Parties**

The amounts are due from companies related by common directors and are for the sharing of office space and administrative overhead. These amounts are non-interest bearing and have no fixed repayment terms.

5. Related Party Transactions

The Company entered into the following transactions with related parties:

a. Paid $33,375 (March 31, 2001 - $33,375) in geological consulting fees, which have been capitalized to deferred exploration costs, to a company controlled by a director and a director of the Company.

b. Paid $7,500 (March 31, 2001 - $7,500) in management fees to a company controlled by a director.

c. Paid $10,992 (March 31, 2001 - $11,800) for administrative services to a director and officer of the Company.

6. Segmented Information

The Company's business is the acquisition, exploration and development of mineral resource properties. Foreign geographic segments are engaged in exploration and development activities and have not commenced any material operating activities. Details of identifiable assets by geographic segments are as follows:

	Three Month Period Ended March 31, 2002	Year Ended December 31, 2001
Capital Assets		
Guatemala	$ 60,811	$ 66,006
Deferred Exploration Costs		
Guatemala	$ 5,392,734	$ 5,087,394